Exhibit 21.1

Subsidiaries of DigitalOcean Holdings, Inc.

Name of Subsidiary	Jurisdiction of Organization
DigitalOcean, LLC	Delaware
DigitalOcean EU B.V.	Netherlands
DigitalOcean EU B.V. (German Branch)	Germany
Digital Ocean Canada Inc.	Canada
ServerStack, Inc.	New York
Droplet Offshore Services Private Limited	India